United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                         Commission File No.: 33-7075-LA

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            KIMBELL deCAR CORPORATION
                                (Name of Issuer)


                                     Common
                         (Title of Class of Securities)


                                                     941006106
                                                  (Cusip Number)


H. Daniel Boone
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                                December 10, 1998
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 92) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)



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                                  SCHEDULE 13D

CUSIP NO.: 941106106                                           Page 1 of 5 Pages

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         H. Daniel Boone
         Tax ID#: ###-##-####

2.       Check the Appropriate Box if A Member of a Group*

                  a /X/
                  b /  /

3.       SEC Use Only


4.       Source of Funds

         PF

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

         /  /

6.       Citizenship or Place of Organization

         U.S.A.

7.       Sole Voting Power

         60,000,000 shares of common stock

8.       Shared Voting Power

         0

9.       Sole Dispositive Power

         60,000,000 shares of common stock

10.      Shared Dispositive Power

         0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         60,000,000 shares of common stock

12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
         /  /


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13.      Percent of Class Represented by Amount in Row (11)

         85.7%

14.      Type of Reporting Person

         IN

Item 1.           Security & Issuer

         This statement relates to common shares of Kimbell deCar Corporation.


Item 2.

I.
         a.       H. Daniel Boone
         b.       Principal Place of Business - 1231 Pinewalk Trail,
                  Spring, Texas, CA  77388
         c.       Mr. Boone has been retired for the past five years.
         d. The reporting person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations).
         e. The reporting person has not during the last five years been subject to or party to a civil proceeding of any type nor has any judgment, decree or order of any type been entered against reporting person.
         f.       Citizenship:  USA

Item 3.           Source and Amount of the Funds

         Personal funds

Item 4.           Purpose of the Transaction

         The  purpose  of  the   transaction  was  to  acquire  control  of  the
corporation.

         a. On December 10, 1998, reporting person, H. Daniel Boone, acquired 60,000,000 shares from Virgil Kimbell.

         b. No extraordinary corporate transaction is planned by issuer or any of its subsidiaries; however, the issuer is seeking merger or acquisition candidates.

         c. No sale or transfer of a material amount of assets of issuer is contemplated.

         d. There are no current plans to change the management until a merger or acquisition is proposed. Two new directors have been appointed, Wesley F. Whiting and Redgie Green, to serve as interim directors.



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         e.       No material change is proposed in  capitalization  or dividend policy at this time except a reverse split of one for 200 outstanding shares is contemplated. Any acquisition will result in material changes.

         f. At this time, no material changes in corporate structure are presently planned, except a reverse split of one for 200 outstanding common shares to one is proposed.

         g. No other plans exist which would cause a class of securities to be delisted from any exchange or cease to be quoted.

         h. No plans exist for any class of equity securities becoming eligible for termination of listing pursuant to 12(g)(4) of the Act.

         i. Not applicable.

Item 5.           Interest in Securities of the Issuer

         a. 60,000,000 common shares (85.7%) of issuer are owned beneficially and of record by the Reporting Person.

         b. Reporting Person has sole power to vote 60,000,000 shares of common stock.

         c. No other transactions in common securities of Kimbell deCar, Inc. were effected by reporting person in the past 60 days.

         d.       Not Applicable

         e.       Not Applicable

         f. No changes in the issuer's charter, bylaws, or instruments which may impede the acquisition of control of the issues are proposed.
Item 6.           Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

         The information contained in response to Item 4 and 5 is incorporated herein.

                  Exhibit 6.1                        Share Purchase Agreement
                  Exhibit 6.2                        Compensation Agreement



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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: ________________
                                              Kimbell deCar Corporation


                                              /s/ H. Daniel Boone
                                              ----------------------------------
                                              Signature
                                              H. Daniel Boone, President
                                              Name/Title



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